Exhibit 99.2

˥ May 20 , 2026 EARNINGS CALL Q 1 2026 OFER HAVIV | PRESIDENT & CEO

FORWARD LOOKING STATEMENT This presentation contains "forward - looking statements" relating to future events, and Evogene Ltd. ( the “ Company ” ) , may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “ forward - looking statements ” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “ PSLRA ” ) and other securities laws , as amended. Statements that are not statements of historical fact may be deemed to be forward - looking statements . Such forward - looking statements may be identified by the use of such words as “ believe ” , “ expect ” , “ anticipate ” , “ should ” , “ planned ” , “ estimated ” , “ intend ” and “ potential ” or words of similar meaning. We are using forward - looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing , product development and launches, estimated market size s and milestones , pipeline, as well as our capabilities and technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward - looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward - looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the aftermath of the recent war between Israel and each of ( i ) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any destabilizations in Israel, neighboring territories or t he Middle East region, and those described in greater detail in Evogene's Annual Report on Form 20 - F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “ Risk Factors ” . Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, an y securities of Evogene or the Company , nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract , commitment or relating thereto or to the securities of Evogene or the Company . The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services . 2

˧ EARNINGS CALL Q 1 2026 AGENDA - By Ofer Haviv CEO UPDATE - By Polina Ravzin VP FINANCE UPDATE Q&A

EVOGENE PIONEERS REAL - WORLD INNOVATION Using a proprietary generative AI engine, we design highly potent and novel small molecules, optimized across multiple - parameters, for the pharmaceutical and ag - chemical industries 4

5 PHARMA DIVISION – DRUGS EXTERNAL COLLABORATIONS Metabolic Disease EXTERNAL COLLABORATIONS Herbicides Herbicides INTERNAL PIPELINE Wheat Blotch Evogene – End Of 2025 AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . First collaboration first - in - class foundation model

6 PHARMA DIVISION – DRUGS Evogene C ore Technology ChemPass AI - As Of Today (19.05.2026) AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . Second collaboration advanced AI agents integration

TECHNOLOGICAL COLLABORATIONS WITH GOOGLE CLOUD

FROM GENERATIVE MODELS TO AUTONOMOUS DISCOVERY

Google Cloud

FIRST COLLABORATION – FIRST-IN-CLASS FOUNDATION MODEL

Successful completion of a proprietary generative AI model for novel molecular product candidates addressing multiple parameters, based on **38 billion** molecular structures, delivered **90% precision** compared to approx. 30% in traditional GPT models.

SECOND COLLABORATION – ADVANCED AI AGENTS INTEGRATION

Integration of AI agents into ChemPass AI™ using Google Cloud Vertex AI to decrease manual errors, accelerate design-make-test-analyze cycles, and enable scalable discovery of patentable small molecules with improved probability of development success for pharmaceutical and agricultural pipelines.

Initiated Feb. 2026



*"This expanded collaboration with Evogene demonstrates the power of integrating cutting-edge artificial intelligence into scientific research. By leveraging our technology to deploy advanced AI agents, we are enabling Evogene to automate and scale their complex discovery workflows. This foundation accelerates the speed and precision of identifying small molecules, further cementing **Evogene's role as a leader in next-generation molecular design** for the pharmaceutical and agricultural industries"*

BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL (10.02.2026)

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8 PHARMA DIVISION – DRUGS EXTERNAL COLLABORATIONS Metabolic Disease AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . Neutrophil - Derived Inflammatory Diseases Demyelination Disorders Lung Cancer Second collaboration advancd AI agents integration Evogene Pharma Division - As Of Today (19.05.2026)

PHARMA DIVISION

COLLABORATION WITH SYSTASY BIOSCIENCE, LUDWIG MAXIMILIAN UNIVERSITY HOSPITAL, MUNICH, GERMANY

NOVEL THERAPIES FOR NEUTROPHIL-DERIVED INFLAMMATORY DISEASES

systasy

LMU KLINIKUM

- Target: novel mechanism addressing large unmet needs in hyperinflammatory diseases such as inflammatory bowel disease (IBD).
- Addressable IBD market: valued at USD 20 billion in 2024, with projections approximately USD 33 billion by 2032*.
- Combines ChemPass AI™, Systasy's patient-derived functional validation systems, and LMU's leading clinical expertise.
- Funded by the prestigious EUREKA bi-national grant.



Target-Ligand complex

"This EUREKA-funded collaboration marks a pivotal step for Systasy in extending our PathwayProfiler platform to neutrophil biology. Partnering with Evogene's AI innovation, LMU's clinical expertise, and Weizmann's validation strengths positions us to deliver breakthrough therapies addressing unmet needs in hyper-inflammatory diseases. Our hyper-multiplexed, patient-derived assays will provide the high-quality functional data essential for accelerating discovery and ensuring translational success."

DR. SVEN WICHERT, CEO OF SYSTASY BIOSCIENCE (11.02.26)

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* https://www.globenewswire.com/fr/news-release/2024/07/15/2913203/0/en/Inflammatory-Bowel-Disease-Treatment-Market-Size-Expected-to-Reach-USD-33-19-Bn-by-2032.html

PHARMA DIVISION

COLLABORATION WITH UNRAVEL BIOSCIENCES, BOSTON, USA

NOVEL THERAPIES FOR DEMYELINATION DISORDERS

UNRAVEL BIOSCIENCES

- Target: novel mechanism underlying neurodegenerative diseases.
- Focused on demyelinating diseases such as MS, representing a global market exceeding $28B*.
- Combines ChemPass AI™ with Unravel's patient-derived predictive biology technology to develop multi-parameter optimized therapies to improve neurological function.



Molecular modelling of putative modulator (green) in its target (surface in grey and interacting protein residues in colored spheres)

"We are thrilled to partner with Evogene to design an optimized new therapeutic candidates to promote remyelination for MS and other neurodegenerative disorders. The synergistic combination of Evogene's ChemPass AI™ platform and generative chemistry together with Unravel's patient RNA-derived Living Molecular Twins™ demonstrates the acceleration of drug development driven by novel data and advanced algorithms since patients cannot wait."

DR. RICHARD NOVAK, CEO OF UNRAVEL BIOSCIENCES (07.01.26)

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* https://www.strategicmarketresearch.com/market-report/multiple-sclerosis-therapeutics-market?utm_source=chatgpt.com

PHARMA DIVISION

COLLABORATION WITH DR. MARK ADAMS, QUT, BRISBANE, AUSTRALIA

NOVEL THERAPIES FOR CHEMOTHERAPY RESISTANCE IN CANCER TREATMENT

Queensland University of Technology

- Target: cellular mechanism responsible for resistance to cancer treatments.
- Global cancer drug resistance market is estimated at $5.4B in 2025*.
- Combines ChemPass AI™ with cutting edge cancer genomics to restore treatment sensitivity in resistant tumors.
- Designed to generate novel, brain-penetrant, small-molecule candidates addressing a major unmet need in oncology.



Different ligands interact with distinct residues and occupy the pocket with diverse orientations

"Partnering with Evogene is an exciting opportunity not only from a cell and molecular biology perspective, but also for its translational potential. Leveraging Evogene's AI-driven technology allows us to accelerate a path from research to real-world outcomes. By working together, I look forward to seeing our collective innovation one day make a meaningful difference for people living with cancer."

DR. MARK ADAMS, PI, QUEENSLAND UNIVERSITY OF TECHNOLOGY (17.02.26)

* https://www.htfmarketinsights.com/report/4376307-cancer-drug-resistance-market?utm_source=chatgpt.com

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12 DIVERSIFIED SMALL MOLECULE PIPELINE (19.05.2026) PARTNER IND PRE - CLINICAL LEAD OPTIMIZATION HIT - TO - LEAD HIT ID INDICATION PROGRAM Immunology EVGI 110 Neurology EVGN 210 Oncology EVGO 310 Metabolism* EVGM 410 * Non - protein target

13 PHARMA DIVISION – DRUGS EXTERNAL COLLABORATIONS Metabolic Disease EXTERNAL COLLABORATIONS Herbicides INTERNAL PIPELINE Wheat Blotch AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . Neutrophil - Derived Inflammatory Diseases Demyelination Disorders Lung Cancer EVOGENE – AS OF TODAY (19.05.2026)

INTERNAL PIPELINE WHEAT BLOTCH 14 1 ) TResearch Summer 2019 2 ) Global Growth Insights DISRUPTING A $ 1.2 B PROBLEM AT RECORD SPEED • 70 % of EU fungicide usage in wheat is for Wheat Blotch 1 • EU market alone >$ 1.2 B annually 1 • Widespread resistance to current top products ( ‘ Strobilurins ’ ) with 2024 sales of $ 4.59 B 2 APTF - 1 PRESENTS STRONG POTENTIAL FOR REAL - WORLD INNOVATION • Shows clear concentration - dependent antifungal efficacy • Ongoing optimization to enhance potency • 18 months from target to optimized hit EVOGENE'S SUBSIDIARY

END-TO-END PROCESS – NOVEL, HIGHLY POTENT, OPTIMIZED MOLECULES

WHEAT BLOTCH, DISRUPTING A $1.2B PROBLEM AT RECORD SPEED*

- 70% of EU fungicides are used for Wheat Blotch
- Widespread resistance to current products

TARGET PROTEIN

New MOA - no available crystallographic structure with limited computational data



	Step 1: HIT SCREENING WITH *POINTHIT*™	Step 2: HIT TO LEAD WITH *ACTIVESEARCH*™	Step 3: LEAD OPTIMIZATION WITH *LEADOP GPT*™
Ordered Compounds	440	164	27
Enzymatic Activity	11 (2.5%)	38 (23%)	25 (93%)
In Vivo Activity	2 (0.5%)	5 (3%)	15 (56%)

PROPRIETARY PRODUCT CANDIDATE



* Performed by AgPlenus, Evogene's wholly owned subsidiary

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16 DIVERSIFIED SMALL MOLECULE PIPELINE (19.05.2026) PARTNER IND PRE - CLINICAL LEAD OPTIMIZATION HIT - TO - LEAD HIT ID INDICATION PROGRAM Immunology EVGI 110 Neurology EVGN 210 Oncology EVGO 310 Metabolism* EVGM 410 PARTNER FIELD TESTING SAFETY & ENVIRONMENT LEAD OPTIMIZATION HIT - TO - LEAD HIT ID INDICATION PROGRAM Herbicides APCO - 12 Internal Fungicide APTF 1 /APTF 4 * Non - protein target Stage confidential

17 PHARMA DIVISION – DRUGS EVOGENE – LOOKING FORWARD AG DIVISION* – AG - CHEMICALS AG DIVISION ͐ – Operations in this field are conducted through our subsidiary, AgPlenus . Additional tech collaborations to maintain our competitive advantage • Progress in existing pipeline ͅ • New collaborations with biotech companies and academic institution s.  • Building relationships with pharmaceutical companies ͅ • Evaluation of projects for an internal pipeline ͅ • Progress in existing pipeline ͅ • New collaborations with  ag - chem companies .  • Evaluation of projects for  expending internal pipeline ͅ

˥ˬ EARNINGS CALL Q 1 2026 AGENDA - By Ofer Haviv CEO UPDATE - By Polina Ravzin VP FINANCE UPDATE Q&A unique

˥˭ 19 EVOGENE SUBSIDIARIES ’ ACTIVITY

Evogene and Shanghai Lishan Biopharmaceuticals Co. Announce Exclusive Licensing Agreement for BMC 128 , a Microbiome - Based Therapeutic for Renal and Lung Cancer Evogene Announces Completion of Transaction for the Sale of Lavie Bio ’ s Activity to ICL 20 EVOGENE SUBSIDIARIES ’ ACTIVITY

˦˥ 21 EVOGENE SUBSIDIARIES ’ ACTIVITY

22 EVOGENE SUBSIDIARIES ’ ACTIVITY • Casterra Announces Successful Commercial Field Trials in Brazil, Positioning Castor Oil as a Promising Candidate for Economically Viable Biofuel Feedstock . • Casterra completed the 2026 planting of 13 trials across 7 Brazilian states : Bahia, Ceara, Goias, Maranhao, Mato Grosso, Minas Gerais, and Tocantins, covering most of Brazil ’ s key castor - growing regions .

˦˧ VP FINANCE UPDATE FINANCIAL HIGHLIGHTS

˦˨ VP FINANCE UPDATE FINANCIAL HIGHLIGHTS

˦˩ VP FINANCE UPDATE FINANCIAL HIGHLIGHTS

˦˪ EARNINGS CALL Q 1 2026 AGENDA - By Ofer Haviv CEO UPDATE - By Polina Ravzin VP FINANCE UPDATE Q&A

THANK YOU